UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Netlist, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-33170	95-4812784
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

175 Technology Drive, Suite 150

Irvine, California 92618
(Address of principal executive offices) (Zip code)

Chun K. Hong

President and Chief Executive Officer

(949) 435-0025

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Netlist, Inc.’s Conflict Minerals Report for the reporting period from January 1, 2020 to December 31, 2020 (the “Conflict Minerals Report”) is filed as Exhibit 1.01 hereto and is publicly available at investors.netlist.com/websites/netlist/English/3200/us-sec-filings.html.

Section 2 - Exhibits

Item 2.01 Exhibits.

Exhibit No.	Description
1.01	Conflict Minerals Report of Netlist, Inc. as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Netlist, Inc.

By:	/s/ Gail Sasaki	Date: May 28, 2021
Gail Sasaki
Vice President and Chief Financial Officer

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